EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	February 3, 2007*	January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003
Consolidated pretax income	$253,842	$125,791	$175,832	$7,904	$184,782
Fixed charges (less capitalized interest)	106,136	121,416	157,314	202,432	212,479
Distributed income of equity Investees	9,393	8,858	9,059	5,991	6,052

EARNINGS	$369,371	$256,065	$342,205	$216,327	$403,313

Interest	$87,642	$105,570	$139,056	$181,065	$189,779
Capitalized interest	4,365	6,092	4,485	2,622	2,469
Interest factor in rent expense	18,494	15,846	18,258	21,367	22,700

FIXED CHARGES	$110,501	$127,508	$161,799	$205,054	$214,948

Ratio of earnings to fixed charges	3.34	2.01	2.12	1.05	1.88

*	53 weeks